SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number 0-20355

Costco 401(k) Retirement Plan
(full title of plan)

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027
(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	3
Notes to Financial Statements	4
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	14
Signature	29
Exhibit:
23(a) - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Seattle, Washington
June 30, 2014

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
(in thousands)

	2013	2012
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$2,853,872	$2,289,196
Registered investment company funds	1,997,748	2,625,579
Common commingled trust funds	1,835,867	1,309,296
Fully benefit-responsive contracts	1,113,239	—
Separately managed accounts	365,046	251,207
Total investments	8,165,772	6,475,278
Money market fund	1,015	3,404
Receivables:
Notes receivable from participants	390,620	349,150
Employer contributions (net of forfeitures)	243,393	232,660
Employee contributions	12,963	17,593
Other receivables	—	1,928
Total receivables	646,976	601,331
Total assets	8,813,763	7,080,013
Liabilities	—	(2,907)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,059)	(46,262)
Net assets available for benefits	$8,797,704	$7,030,844

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012
(in thousands)

	2013	2012
Net investment income:
Net appreciation (depreciation) of investments:
Costco Wholesale Corporation common stock	$480,533	$299,728
Registered investment company funds	468,536	308,514
Common commingled trust funds	205,599	26,321
Fully benefit-responsive contracts	(86)	—
Separately managed accounts	86,491	3,675
Interest and other	23,652	26,398
Dividends	109,021	249,593
Total net investment income	1,373,746	914,229
Interest from notes receivable from participants	17,471	16,526
Contributions to the Plan:
Employee	365,641	340,693
Employer	291,381	278,100
Total contributions	657,022	618,793
Distributions to participants	(281,379)	(316,657)
Net increase in net assets available for benefits	1,766,860	1,232,891
Net assets available for benefits, beginning of year	7,030,844	5,797,953
Net assets available for benefits, end of year	$8,797,704	$7,030,844

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the Company).
The Plan is a defined contribution plan for the benefit of eligible employees established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Employee Contributions

The Plan allows employees at least 18 years of age who have completed 90 days of service within a 12-consecutive-month period to make salary deferral contributions, commencing the first day of the month following the completion of 90 days of employment. Participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan, at a contribution rate of 3% unless the employee elects otherwise. The percentage deferred into the Plan automatically increases by one percentage point on an active participant’s employment anniversary date and each anniversary date thereafter, to a maximum deferral of 20%. Employees may choose to opt out of this automatic deferral increase.

(b)	Employer Contributions

All Company contributions are made in cash and invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to the age-based target retirement fund. Employer contributions are allocated based on an employee’s classification as either: 1) a California Union Employee; or 2) an Other‑than‑California Union Employee.

(1)	California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $250 per year. Employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours are eligible to enter the Plan for purposes of an annual employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year, based on straight-time hours worked during the plan year up to a maximum of 2,080 hours per calendar year and years of service. These contributions in 2013 ranged from $0.05 to $0.47 per hour, totaling $4.2 million and in 2012 ranged from $0.05 to $0.60 totaling $5.9 million. Amounts decreased in 2013 due to a change in the Teamsters contract directing additional contributions to its pension fund.

(2)	Other‑than‑California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $500 per year. Employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours, calculated every pay period, are eligible to enter the Plan for purposes of an annual discretionary employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year. Discretionary

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

contributions were approved for the plan years ending December 31, 2013 and 2012 totaling $237.9 million and $226.3 million, respectively, and ranged from 3% to 9% of each participant’s compensation, as defined by the Plan, based on years of service.

(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of certain expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer‑match and discretionary contributions, including actual earnings thereon, is based on years of service, according to the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

Forfeited balances of terminated participants’ nonvested accounts may be used to reduce future employer contributions or to pay administrative expenses. There were no unallocated forfeitures as of December 31, 2013, and 2012 after application to reduce the employer discretionary contributions. During 2013 and 2012, forfeitures totaling $3.2 million and $3.1 million respectively, were used to reduce employer contributions. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re‑employed by the Company and repays the full amount distributed upon termination.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options currently available. Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price is the trustee for all investments and keeper of records of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts.
The Capital Preservation Portfolio (CPP) is a fully benefit-responsive contract for the exclusive benefit of the Plan. The CPP invests in Guaranteed Investment Contracts (GICs), Synthetic Guaranteed Investment Contracts (SICs), Separate Account Contracts (SACs) and mutual funds. The CPP replaced the T. Rowe Price Stable Value Fund on January 23, 2013.

All age-based target retirement funds were replaced in 2013 by age-based target TRP Retirement Active Trust C accounts, which are common commingled trust funds. The Vanguard Inst Index Plus, a registered investment company fund, was also added to the portfolio replacing the Equity Index Trust Class C.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The schedule below outlines the various retirement accounts that were replaced in 2013.

From	To
Retirement 2005 Fund	TRP Ret 2005 Active Trust C
Retirement 2010 Fund	TRP Ret 2010 Active Trust C
Retirement 2015 Fund	TRP Ret 2015 Active Trust C
Retirement 2020 Fund	TRP Ret 2020 Active Trust C
Retirement 2025 Fund	TRP Ret 2025 Active Trust C
Retirement 2030 Fund	TRP Ret 2030 Active Trust C
Retirement 2035 Fund	TRP Ret 2035 Active Trust C
Retirement 2040 Fund	TRP Ret 2040 Active Trust C
Retirement 2045 Fund	TRP Ret 2045 Active Trust C
Retirement 2050 Fund	TRP Ret 2050 Active Trust C
Retirement 2055 Fund	TRP Ret 2055 Active Trust C
Retirement Income Fund	TRP Ret Income Active Trust C
T. Rowe Price Stable Value Fund	Capital Preservation Portfolio
Equity Index Trust Class C	Vanguard Inst Index, Plus

(g)	Distributions

Upon termination of employment, total disability or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attaining age 59‑1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Dividends on the Company’s stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant in advance of the ex-dividend date. Dividends on the Company’s stock are reported on a gross basis with the dividends paid reported as “Net investment income” and the amounts distributed reported as “Distributions to participants” in the statements of changes in net assets available for benefits. On November 28, 2012, the Company declared a special cash dividend on Costco common stock of $7 per share, which was paid on December 18, 2012. Of the $158.6 million special dividend paid to Plan participants, approximately $98.2 million was immediately distributed to the participants and the remaining $60.4 million was reinvested into the participants’ accounts.

(h)	Notes Receivable from Participants

A participant may borrow up to the lesser of $50,000 or 45% of the vested account balance, calculated using the participant’s pre‑tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre‑tax contribution, rollover, and Company matching amounts may be borrowed against, with a minimum note of $1,000. Notes are payable through payroll deductions over a period ranging up to 180 months. The interest rate is determined by the Plan Administrator based on the Bank of America prime rate on the last day of the calendar year prior to when the note was made, plus 1% for a primary residence loan and 2% for a standard loan. The rates at December 31, 2013 and 2012 ranged from 4.25% to 11.50%. The notes have various maturity dates through December 2028.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(i)	Plan Administrator

The Plan is administered by the Benefits Committee of the Company.

(j)	Administrative and Investment Expenses

All investment management and transaction fees are netted against “Net investment income.” Certain administrative expenses of maintaining the Plan are paid by the Company, except for loan origination fees (paid by the participant requesting the loan) associated with notes receivable from participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Investments are reported at fair value (see Note 3). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required under U.S. generally accepted accounting principles (U.S. GAAP), the accompanying statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts with a corresponding adjustment to reflect these investments at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock and other exchange-traded equity securities, as well as various registered investment companies and certain benefit-responsive investment contracts that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.
Registered investment company funds, Company common stock, and other equity securities (held in the separately managed accounts) are stated at fair value based upon quoted market prices.
The CPP is invested in GICs, SICs, and SACs, which are fully benefit-responsive and recorded at contract value. A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant withdrawals are required to be at contract value. The CPP overall effective yield and crediting rate was 3.13% and 3.5%, respectively, for the year ended December 31, 2013.
The Plan entered into GICs, which are a form of traditional investment contract and provide for a fixed return on principal invested for a specified period of time. GICs do not permit an insurance company to terminate an agreement prior to the scheduled maturity date.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The Plan entered into SICs, which consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
The Plan entered into a SAC and wrap contract with an insurance company. The issuer legally owns the assets underlying the SAC and is required to segregate them into a separate account, which is designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator believes any events that would limit the Plan’s ability to transact at contract value with participants are not probable.
The T. Rowe Price Stable Value Fund, which was a Common Commingled Trust Fund, invested primarily in GICs. GICs were fully benefit-responsive and recorded at contract value. The overall effective yield and crediting rate of the Stable Value Fund was 2.36% and 2.45%, respectively, for the year ended December 31, 2012. Contract value was equal to principal balance plus accrued interest. The fair value of the GICs was calculated by discounting the related cash flows based on yields of similar instruments with comparable investment durations.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value or contract value of assets from one period to the next, plus realized gains and losses.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

(3)	Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market‑based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The following valuation techniques are used to measure fair value:
Level 1 primarily consists of financial instruments, such as investments in registered investment company funds and Costco Common Stock, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange‑traded instruments and listed equities.
Level 2 includes assets and liabilities where quoted market prices are unobservable but observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry‑standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.
Level 3 assets include significant unobservable inputs reflecting our own assumptions consistent with reasonably available assumptions made by other market participants. The Plan uses the income approach for certain investments, which involves determining fair values from discounted cash flow methodologies, or replacement cost for Level 3 assets.
Valuation techniques utilized during the reporting period in the fair value measurement of Level 1 and Level 2 assets and liabilities presented on the Plan’s statements of net assets available for benefits were not changed from previous practice. There were no level 3 assets or liabilities on December 31, 2012.
The carrying value of the Plan’s other financial instruments, such as the money market fund and notes receivable, approximate fair value due to their short-term nature or variable interest rates.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, Registered investment company funds, and Separately managed accounts: Valued at the closing price reported in the active market in which the individual securities are traded.
Common commingled trust: Valued at the net asset value (NAV) of shares held by the Plan at year end.
GIC: Valued by discounting the related cash flows based on current yields of similar investments with comparable durations considering the credit worthiness of the issuer. As of December 31, 2013, the yields used to calculate the GICs’ fair value ranged from 0.54% to 0.80%. Maturities range from April 2014 to December 2015.
SIC: Valued at fair value of the underlying assets which include money market funds, mutual and trust funds, U.S. government related securities, corporate bonds and mortgage-backed securities. Money market funds are valued at the closing price reported in the active market in which the individual investments are traded. Fixed income and government related securities are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment and credit default rates where applicable.
SIC wrapper: Valued at rebid or replacement cost based upon fluctuations in the fair value of underlying fixed income securities. As of December 31, 2013, the yields used to calculate the SIC wrappers’ fair value ranged from 1.02% to 1.61%.
SAC: Valued at fair value of the underlying assets legally owned by the contract issuer.
SAC wrapper: Valued at rebid or replacement cost based upon fluctuation in the fair value of the underlying fixed securities. As of December 31, 2013, the yield used to calculate the SAC wrapper’s fair value was 1.64%.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The tables below present information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2013, and 2012, and indicate the level within the fair value hierarchy of the valuation techniques utilized to determine such fair value. There were no transfers in or out of Level 1, 2, or 3 during 2013 and 2012.

	Investments at fair value (in thousands)
	Level 1	Level 2	Level 3	Total
December 31, 2013:
Costco Wholesale Corporation common stock	$2,853,872	$—	$—	$2,853,872

Registered investment company funds:
Equity funds	1,465,119	—	—	1,465,119
Fixed income securities	338,260	—	—	338,260
International funds	175,521	—	—	175,521
Balanced funds	18,848	—	—	18,848
Total registered investment company funds	1,997,748	—	—	1,997,748

Common commingled trust funds	—	1,835,867	—	1,835,867

Fully benefit-responsive contracts:
GIC	—	—	65,063	65,063
SIC:
Mutual and trust funds	95,627	553,317	—	648,944
Government related	—	99,861	—	99,861
Fixed income securities	—	75,536	—	75,536
SAC	—	223,444	—	223,444
SIC & SAC contract wrapper	—	—	391	391
Total fully benefit-responsive contracts	95,627	952,158	65,454	1,113,239
Separately managed accounts:
International equity portfolio	123,460	—	—	123,460
Large cap growth portfolio	241,586	—	—	241,586
Total separately managed accounts	365,046	—	—	365,046
Money market fund	1,015	—	—	1,015

Total investments, including money market fund	$5,313,308	$2,788,025	$65,454	$8,166,787

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

	Investments at fair value (in thousands)
	Level 1	Level 2	Total
December 31, 2012:
Costco Wholesale Corporation common stock	$2,289,196	$—	$2,289,196

Registered investment company funds:
Equity funds	840,412	—	840,412
Fixed income securities	333,722	—	333,722
International funds	127,731	—	127,731
Balanced funds	1,323,714	—	1,323,714
Total registered investment company funds	2,625,579	—	2,625,579

Common commingled trust fund	—	1,309,296	1,309,296

Separately managed accounts:
International equity portfolio	99,452	—	99,452
Large cap growth portfolio	151,755	—	151,755
Total separately managed accounts	251,207	—	251,207

Money market fund	3,404	—	3,404

Total investments, including money market fund	$5,169,386	$1,309,296	$6,478,682

The table below provides a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2013 (in thousands).

Balance, beginning of year	$—
Purchases, issuances, and other	64,645
Realized reinvested income	518
Unrealized gain relating to instruments still held at the reporting date	521
Settlements	(230)
Sales and maturities	—
Balance, end of year	$65,454

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(4)	Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 are separately identified (in thousands):

Description of Investment	2013	2012
Costco Wholesale Corporation common stock	$2,853,872	$2,289,196
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	706,644	498,669
Stable Value Fund	—	1,076,105

(5)	Form 5500 Reconciliation
The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Plan’s Form 5500 (in thousands):

	2013	2012
Net assets available for benefits per the financial statements	$8,797,704	$7,030,844
Adjustment from contact value to fair value for fully benefit- responsive investment contracts	16,059	46,262
Net assets available for benefits per the Form 5500	$8,813,763	$7,077,106

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Plan’s Form 5500 (in thousands):

	2013	2012
Net increase in net assets available for benefits per the financial statements	$1,766,860	$1,232,891
Net change from contact value to fair value for fully benefit- responsive contracts	(30,203)	46,262
Net increase in net assets available for benefits per the Form 5500	$1,736,657	$1,279,153

(6)	Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(7)	Tax Status

In a determination letter dated September 23, 2013, the Internal Revenue Service (IRS) informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8)	Party-in Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and record keeper as defined by the Plan. Therefore, these transactions qualify as party‑in‑interest transactions. The Plan also invests in the Company’s common stock. Therefore, these transactions also qualify as party‑in‑interest transactions.

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R5	$175,520
Davis Funds	New York Venture Fund Class Y	188,695
*T. Rowe Price	Institutional Mid-Cap Equity Growth Fund	706,644
* T. Rowe Price	Small-Cap Stock Fund	306,392
* T. Rowe Price	Spectrum Income Fund	316,334
* T. Rowe Price	Retirement Income Fund	18,848
* T. Rowe Price	TRP Ret 2005 Active Trust C	10,790
* T. Rowe Price	TRP Ret 2010 Active Trust C	32,898
* T. Rowe Price	TRP Ret 2015 Active Trust C	95,570
* T. Rowe Price	TRP Ret 2020 Active Trust C	196,002
* T. Rowe Price	TRP Ret 2025 Active Trust C	225,748
* T. Rowe Price	TRP Ret 2030 Active Trust C	246,702
* T. Rowe Price	TRP Ret 2035 Active Trust C	206,791
* T. Rowe Price	TRP Ret 2040 Active Trust C	290,359
* T. Rowe Price	TRP Ret 2045 Active Trust C	308,329
* T. Rowe Price	TRP Ret 2050 Active Trust C	122,339
* T. Rowe Price	TRP Ret 2055 Active Trust C	100,339
Vanguard	Total Bond Market Index Fund Institutional	21,926
Vanguard	Institutional Index, Plus	263,389

Separately managed accounts
International Equity Portfolio:
Federated Gov Obli Fund	Money Market Security	4,651
Aac Technologies H-Unspon	Common Stock	388
Abb Ltd Adr	Common Stock	1,703
Aflac Inc	Common Stock	2,682
Adecco Sa-Reg-Unspon Adr	Common Stock	1,295
Adidas Ag-Sponsored Adr	Common Stock	1,352
Air Liquide Adr	Common Stock	1,203
Allianz Se Adr	Common Stock	1,762
Axa - Spons Adr	Common Stock	2,926
Basf Se - Spon Adr	Common Stock	1,521
Bancolombia Sa - Spons Adr	Common Stock	1,115
Barclays Plc-Spons Adr	Common Stock	1,998
Bayer Ag	Common Stock	2,452
Bhp Billiton Ltd Adr	Common Stock	1,297
BNP Paribas - Adr	Common Stock	2,841
British American Tob Adr	Common Stock	534
Csl Ltd-Unspon Adr	Common Stock	2,015
Canadian Natural Res	Common Stock	857
Carrefour SA-SP Adr	Common Stock	1,468
Coca Cola He-Ads	Common Stock	1,314
Compass Group Plc Adr	Common Stock	1,169

Covidien Plc	Common Stock	1,756
Dassault Systems Sa-Adr	Common Stock	1,500
Diageo Plc Spons Adr	Common Stock	956
Enbridge Inc	Common Stock	2,045
Essilor Intl - Adr	Common Stock	989
Fanuc Corp-Unsp Adr	Common Stock	2,331
Flextronics Intl Ltd	Common Stock	653
Fuji Heavy Indus-Unspons	Common Stock	2,210
Gemalto Nv-Sponsored Adr	Common Stock	849
Givaudan-Unspon Adr	Common Stock	1,286
Hsbc Holdings Plc	Common Stock	2,656
Henkel Kgaa-Spons Adr Pfd	Common Stock	2,230
Honda Motor Co Ltd-Sp Adr	Common Stock	1,576
Imperial Oil Ltd	Common Stock	954
Inditex-Unspon Adr	Common Stock	2,529
Jgc Corp-Unsponsored Adr	Common Stock	1,861
Komatsu Ltd	Common Stock	1,575
Kubota Corp - Spons Adr	Common Stock	2,415
L'Oreal- Unsponsored Adr	Common Stock	689
Lvmh Moet Hennessy - Adr	Common Stock	1,205
Luxottica Group Spa	Common Stock	1,249
Magna Inter Class A Adr	Common Stock	1,886
Merck Kgaa - Unspon Adr	Common Stock	1,427
Mettler-Toledo Intl	Common Stock	1,554
Mtn Group Ltd-Spons Adr	Common Stock	1,825
Muenchener Rueck-Unspon A	Common Stock	1,767
Nestle Sa-Spons Adr	Common Stock	1,606
Nitto Denko Corp	Common Stock	1,316
Novartis Ag Adr	Common Stock	869
Novo-Nordisk A/S-Sp Adr	Common Stock	1,121
Philip Morris Intl.	Common Stock	1,820
Prudential Plc	Common Stock	4,591
Reckitt Benckiser-Spon Ad	Common Stock	615
Rio Tinto Plc	Common Stock	453
Roche Hldgs Ltd - Adr	Common Stock	2,035
Royal Dutch Shell Plc Adr	Common Stock	1,211
Ryanair Hlds Plccadr	Common Stock	1,169
Skf Ab	Common Stock	1,148
Sabmiller Plc Adr	Common Stock	1,477
Sandvik Ab	Common Stock	1,081
Sap Ag-Sponsored Adr	Common Stock	1,763
Siemens Ag	Common Stock	1,693
Singapore Telecommunicat	Common Stock	1,644
Smith & Nephew Plc	Common Stock	1,478
Svenska Cellulosa Ab	Common Stock	1,927
Swatch Cellulosa Ab-SP A	Common Stock	1,322
Syngenta Ag - Adr	Common Stock	1,358
Taiwan Semiconductor Adr	Common Stock	1,612
Technip Sa Adr	Common Stock	665
Tokyo Electron Ltd-Unsp A	Common Stock	1,332
Toyota Motor Corp Spn Adr	Common Stock	1,897
Turkcell Iletisim Hizmet	Common Stock	1,427
United Overseas Bank Adr	Common Stock	1,535
Volkswagen Ag-Spons Adr P	Common Stock	1,867

Wal-Mart De Mexico Sa De	Common Stock	985
Woodside Petroleum Sp Adr	Common Stock	914
WPP Plc-sponsored Adr	Common Stock	1,013
Large Cap Growth Portfolio:
Alexion Pharmaceuticals	Common Stock	4,761
Allergan Inc	Common Stock	7,567
Amazon Com. Inc	Common Stock	8,677
ARM Holdings PLC-Spons Ad	Common Stock	6,579
Baidu Ince - Spon Adr	Common Stock	6,939
Biogen Idec, Inc	Common Stock	6,060
Bristol-Myers Squibb Co	Common Stock	4,458
Celgene Corp	Common Stock	10,006
Cognizant Tech Solutions	Common Stock	9,417
Discovery Communications	Common Stock	6,210
Eog Resources Inc	Common Stock	7,089
Fmc Technologies Inc	Common Stock	8,773
Facebook Inc-A	Common Stock	6,926
Fastenal Company	Common Stock	8,408
Franklin Resoucres Inc	Common Stock	4,883
Gilead Sciences Inc	Common Stock	9,299
Google Inc Cl A	Common Stock	8,729
Linkedin Corp- A	Common Stock	6,554
Mercadolibre Inc	Common Stock	7,312
Monsanto Company	Common Stock	8,422
Precision Castparts Corp	Common Stock	9,437
Priceline.Com Inc	Common Stock	10,566
Red Hat Inc	Common Stock	9,992
Salesforce Com Inc	Common Stock	9,553
TJX Companies Inc	Common Stock	7,767
Tesla Motors Inc	Common Stock	9,506
Vertex Pharmaceuticals In	Common Stock	7,383
Visa Inc - Class A Shares	Common Stock	8,093
Vmware Inc - Class A	Common Stock	10,148
Michael Kors Hlds Ltd	Common Stock	9,924
Dreyfus Treasury & Agency	Money Market	2,148
Fully benefit-responsive contracts
Capital Preservation Portfolio:
T Rowe Price Reserve Inv Fund	Mutual and Trust Fund	95,627
T Rowe Price ST Common	Mutual and Trust Fund	107,686
T Rowe Price Short-Int Term Common	Mutual and Trust Fund	135,542
T Rowe Price Int Term Common	Mutual and Trust Fund	214,370
T Rowe Price Managed Bond	Mutual and Trust Fund	95,719
New York Life 2.05%	Guaranteed Investment Contract	4,637
New York Life 2.60%	Guaranteed Investment Contract	7,036
New York Life 1.25%	Guaranteed Investment Contract	11,918
Principal Life	Guaranteed Investment Contract	20,565
Metropolitan Life	Guaranteed Investment Contract	9,329
Metropolitan Life	Guaranteed Investment Contract	11,578
Metropolitan Life	Separate Account Contracts	223,444
Royal Bank of Canada:
Collective US Govt Stif 5 Bps	Fixed Income	915
American Express Co	Fixed Income	625
Anz National (Intl) Ltd 144a	Fixed Income	463

Bank Of America Corp	Fixed Income	127
Bank Of America Corp	Fixed Income	421
Bank Of America Corp	Fixed Income	226
Bank Of America Corp	Fixed Income	61
Bank Of America Corp	Fixed Income	30
Bank Of New York Mellon	Fixed Income	366
Bank Of New York Mellon	Fixed Income	80
Bank Of Nova Scotia	Fixed Income	525
Bank Of Nova Scotia	Fixed Income	75
Bank Of Nova Scotia	Fixed Income	80
Banque Fed Cred Mutuel 144a	Fixed Income	696
Barclays Bank McKesson	Fixed Income	142
Bb&t Corporation	Fixed Income	466
BK Tokyo-Mitsubishi UFJ 144a	Fixed Income	859
BNP Paribas	Fixed Income	821
Canadian Imperial Bank	Fixed Income	693
Capital One Financial Co	Fixed Income	155
Capital One Financial Co	Fixed Income	67
Capital One Financial Co	Fixed Income	450
Citigroup Inc	Fixed Income	10
Citigroup Inc	Fixed Income	595
Citigroup Inc	Fixed Income	111
Commonwealth Bank Aust	Fixed Income	1,074
Commonwealth Bank Aust 144a	Fixed Income	181
DNB Bank Asa 144a	Fixed Income	800
Fifth Third Bancorp	Fixed Income	325
Goldman Sachs Group Inc	Fixed Income	127
Goldman Sachs Group Inc	Fixed Income	210
Goldman Sachs Group Inc	Fixed Income	556
HSBC Bank McKesson 144a	Fixed Income	231
HSBC USA Inc	Fixed Income	497
Jpmorgan Chase & Co	Fixed Income	184
Jpmorgan Chase & Co	Fixed Income	153
Jpmorgan Chase & Co	Fixed Income	428
Jpmorgan Chase & Co	Fixed Income	70
Jpmorgan Chase & Co	Fixed Income	564
Key Bank NA	Fixed Income	16
Keycorp	Fixed Income	382
Manuf & Traders Trust Co	Fixed Income	782
Morgan Stanley	Fixed Income	144
Morgan Stanley	Fixed Income	132
Morgan Stanley	Fixed Income	152
Morgan Stanley	Fixed Income	569
Morgan Stanley	Fixed Income	87
National Bank Of Canada	Fixed Income	856
Nordea Bank Ab 144a	Fixed Income	209
Nordea Bank Ab 144a	Fixed Income	837
Pnc Funding Corp	Fixed Income	96
Pnc Funding Corp	Fixed Income	503
Royal Bank Of Canada	Fixed Income	189
Royal Bank Of Canada	Fixed Income	539
State Street Corp	Fixed Income	578
Suntrust Banks Inc	Fixed Income	684
Svenska Handelsbanken Ab	Fixed Income	693

Swedbank Ab 144a	Fixed Income	845
Toronto-Dominion Bank	Fixed Income	325
Toronto-Dominion Bank	Fixed Income	455
US Bancorp	Fixed Income	261
US Bancorp	Fixed Income	253
US Bancorp	Fixed Income	129
Wells Fargo & Company	Fixed Income	182
Wells Fargo & Company	Fixed Income	87
Wells Fargo & Company	Fixed Income	557
Westpac Banking Corp	Fixed Income	859
BHP Billiton Fin USA Ltd	Fixed Income	106
BHP Billiton Fin USA Ltd	Fixed Income	227
BHP Billiton Fin USA Ltd	Fixed Income	297
Dow Chemical Co	Fixed Income	123
Dow Chemical Co	Fixed Income	510
Eastman Chemical Co	Fixed Income	624
Goldcorp Inc	Fixed Income	564
Sherwin-williams Co	Fixed Income	614
Vale Overseas	Fixed Income	108
Vale Overseas Limited	Fixed Income	115
Franklin Resources Inc	Fixed Income	609
Caterpillar Financial SE	Fixed Income	240
Caterpillar Financial SE	Fixed Income	135
Caterpillar Fin Serv	Fixed Income	128
Caterpillar Fin Serv Crp	Fixed Income	168
Danaher Corp	Fixed Income	105
Eaton Corp	Fixed Income	692
Emerson Electric Co	Fixed Income	96
Emerson Electric Co	Fixed Income	53
General Electric Co	Fixed Income	106
John Deere Capital Corp	Fixed Income	231
John Deere Capital Corp	Fixed Income	591
Roper Industries Inc	Fixed Income	15
Roper Industries Inc	Fixed Income	250
Waste Management Inc	Fixed Income	26
AT&T Inc	Fixed Income	126
AT&T Inc	Fixed Income	101
AT&T Inc	Fixed Income	60
British Telecom McKesson	Fixed Income	681
CC Holdings Gs V LLC/CRO	Fixed Income	372
Crown Castle Towers LLC 144a	Fixed Income	230
Crown Castle Towers LLC 144a	Fixed Income	103
Directv Hldg/Fin Inc	Fixed Income	11
Directv Holdings/Fing	Fixed Income	31
Directv Holdings/Fing	Fixed Income	211
Directv Holdings/Fing	Fixed Income	49
Directv Holdings LLC	Fixed Income	271
Discovery Communications	Fixed Income	104
GTP Acquisition Partners 144a	Fixed Income	148
NBC Universal Media LLC	Fixed Income	141
Omnicom Group Inc	Fixed Income	274
SBA Tower Trust 144a	Fixed Income	422
SBA Tower Trust 144a	Fixed Income	225
Thomson Reuters Corp	Fixed Income	214

Thomson Reuters Corp	Fixed Income	179
Verizon Communications	Fixed Income	589
American Honda Finance 144a	Fixed Income	981
CVS Caremark Corp	Fixed Income	271
Daimler Finance NA LLC 144a	Fixed Income	152
Daimler Finance NA LLC 144a	Fixed Income	819
Ford Motor Credit Co LLC	Fixed Income	207
Ford Motor Credit Co LLC	Fixed Income	147
Harley Davidson Finl Ser 144a	Fixed Income	60
Harley Davidson Finl Serv 144a	Fixed Income	299
Hyundai Capital America 144a	Fixed Income	121
Johnson Controls Inc	Fixed Income	95
Mcdonalds Corp	Fixed Income	58
Nissan Motor Acceptance 144a	Fixed Income	85
Paccar Financial Corp	Fixed Income	306
Paccar Financial Corp	Fixed Income	251
Tjx Cos Inc	Fixed Income	37
Toyota Motor Credit Corp	Fixed Income	299
Toyota Motor Credit Corp	Fixed Income	361
Toyota Motor Credit Corp	Fixed Income	30
Volkswagen Intl Fin Nv 144a	Fixed Income	330
Volkswagen Intl Fin Nv 144a	Fixed Income	272
Wal-mart Stores	Fixed Income	237
Walt Disney Company	Fixed Income	198
Wesfarmers Ltd 144a	Fixed Income	276
Abbvie Inc	Fixed Income	324
Abbvie Inc	Fixed Income	298
Altria Group Inc	Fixed Income	48
Altria Group Inc	Fixed Income	113
Anheuser-busch Inbev Wor	Fixed Income	243
Anheuser-busch Inbev Wor	Fixed Income	105
Baxter International Inc	Fixed Income	747
Bottling Group LLC	Fixed Income	238
Catholic Health Initiati	Fixed Income	10
Celgene Corp	Fixed Income	130
Coca-Cola Amatil Ltd 144a	Fixed Income	220
Coca Cola Co	Fixed Income	149
Coca-Cola Co	Fixed Income	108
Coca-Cola Co	Fixed Income	92
Coca-Cola Co/The	Fixed Income	55
Express Scripts Holding	Fixed Income	174
Express Scripts Inc	Fixed Income	346
General Mills Inc	Fixed Income	20
Gilead Sciences Inc	Fixed Income	82
Gilead Sciences Inc	Fixed Income	228
GlaxoSmithKline Capital	Fixed Income	186
Heineken Nv 144a	Fixed Income	49
Hershey Co	Fixed Income	163
Kellogg Co	Fixed Income	50
Kraft Foods Group Inc	Fixed Income	137
Kroger Co	Fixed Income	185
Kroger Co/The	Fixed Income	110
McKesson Corp	Fixed Income	528
McKesson Corp	Fixed Income	50

Novartis Capital Corp	Fixed Income	184
Procter & Gamble Co	Fixed Income	241
Reynolds American Inc	Fixed Income	15
Sanofi	Fixed Income	503
Sanofi Aventis	Fixed Income	181
Stryker Corp	Fixed Income	165
Thermo Fisher Scientific	Fixed Income	289
Thermo Fisher Scientific	Fixed Income	314
Wrigley Wm Jr Co 144a	Fixed Income	244
Commonwealth Edison	Fixed Income	71
Commonwealth Edison	Fixed Income	21
Dominion Resources Inc	Fixed Income	31
Dominion Resources Inc	Fixed Income	143
Duke Energy Carolinas	Fixed Income	184
Duke Energy Corp	Fixed Income	93
Duke Energy Corp	Fixed Income	190
Georgia Power Company	Fixed Income	30
Kentucky Utilities	Fixed Income	26
LG&E & Ku Energy LLC	Fixed Income	92
Midamerican Energy Hldgs 144a	Fixed Income	877
Monongahela Power 144a	Fixed Income	17
National Rural Util Coop	Fixed Income	197
National Rural Utilities	Fixed Income	26
Nevada Power Co	Fixed Income	108
Nevada Power Co	Fixed Income	37
Nextera Energy Capital	Fixed Income	65
PacifiCorp	Fixed Income	151
Peco Energy Co	Fixed Income	92
PPL Wem Holdings McKesson 144a	Fixed Income	32
Progress Energy Inc	Fixed Income	31
PSEG Power LLC	Fixed Income	501
Southern Co	Fixed Income	31
Southern Co	Fixed Income	410
TECO Finance Inc	Fixed Income	193
Westar Energy Inc	Fixed Income	90
Wisc Elec Power	Fixed Income	642
Xcel Energy Inc	Fixed Income	472
Bg Energy Capital McKesson 144a	Fixed Income	129
Bg Energy Capital McKesson 144a	Fixed Income	557
Cameron Intl Corp	Fixed Income	111
Canadian Natl Resources	Fixed Income	74
Canadian Natl Resources	Fixed Income	30
Chevron Corp	Fixed Income	211
Conocophillips Company	Fixed Income	707
Diamond Offshore Drill	Fixed Income	98
Diamond Offshore Drill	Fixed Income	100
Ensco McKesson	Fixed Income	285
Ensco McKesson	Fixed Income	187
EOG Resources Inc	Fixed Income	82
EOG Resources Inc	Fixed Income	133
EOG Resources Inc	Fixed Income	188
Marathon Oil Corp	Fixed Income	211
Noble Holding Intl Ltd	Fixed Income	10

Petro Canada Ltd	Fixed Income	23
Phillips 66	Fixed Income	128
Phillips 66	Fixed Income	120
Rowan Co Inc	Fixed Income	61
Schlumberger Sa 144a	Fixed Income	182
Shell International Fin	Fixed Income	121
Shell Intl Fin	Fixed Income	573
Total Capital Canada Ltd	Fixed Income	121
Total Capital Intl Sa	Fixed Income	55
Total Capital Intl Sa	Fixed Income	40
Total Capital Intl Sa	Fixed Income	377
Valero Energy	Fixed Income	148
Valero Energy Corp	Fixed Income	66
GATX Corp	Fixed Income	143
GATX Corp	Fixed Income	81
GATX Corp	Fixed Income	25
General Elec Cap Corp	Fixed Income	98
General Elec Cap Corp	Fixed Income	138
General Elec Cap Corp	Fixed Income	187
General Elec Cap Corp	Fixed Income	139
General Elec Cap Corp	Fixed Income	421
General Elec Cap Corp	Fixed Income	174
General Elec Cap Corp	Fixed Income	126
CME Group Inc	Fixed Income	247
Cornell University	Fixed Income	77
Princeton University	Fixed Income	92
ACE INA Holdings	Fixed Income	70
ACE INA Holdings	Fixed Income	176
ACE INA Holdings Inc	Fixed Income	15
Aetna Inc	Fixed Income	701
Met Life Glob Funding I 144a	Fixed Income	557
Pricoa Global Funding 144a	Fixed Income	399
Principal Financial Grou	Fixed Income	15
Principal Lfe Glb Fnd II 144a	Fixed Income	329
Prudential Financial Inc	Fixed Income	31
Prudential Financial Inc	Fixed Income	263
Reinsurance Grp Of Amer	Fixed Income	137
Travelers Cos Inc	Fixed Income	53
Unitedhealth Group Inc	Fixed Income	113
Unitedhealth Group Inc	Fixed Income	591
Unitedhealth Group Inc	Fixed Income	25
Unum Group	Fixed Income	33
UnumProvident Finance Co 144a	Fixed Income	154
WellPoint Inc	Fixed Income	172
WellPoint Inc	Fixed Income	249
WellPoint Inc	Fixed Income	76
AGL Capital Corp	Fixed Income	102
Atmos Energy Corp	Fixed Income	33
DCP Midstream LLC 144a	Fixed Income	145
DCP Midstream Operating	Fixed Income	50
Duke Capital LLC	Fixed Income	26
Enbridge Energy Partners	Fixed Income	44
Enterprise Products Oper	Fixed Income	37
Enterprise Products Oper	Fixed Income	76

Florida Gas Transmission 144a	Fixed Income	196
Kinder Morgan Ener Part	Fixed Income	170
Kinder Morgan Ener Part	Fixed Income	26
Magellan Midstream Partn	Fixed Income	37
Magellan Midstream Partn	Fixed Income	41
Magellan Midstream Partners	Fixed Income	36
Nisource Finance	Fixed Income	89
Nisource Finance Corp	Fixed Income	181
Oneok Partners LP	Fixed Income	95
Oneok Partners LP	Fixed Income	596
Sempra Energy	Fixed Income	367
Sempra Energy	Fixed Income	110
Southeast Supply Header 144a	Fixed Income	171
Trans-Canada Pipelines	Fixed Income	136
Trans-Canada Pipelines	Fixed Income	561
Williams Partners LP	Fixed Income	157
Williams Partners LP	Fixed Income	92
Williams Partners LP	Fixed Income	99
Arden Realty LP	Fixed Income	74
Avalonbay Communities	Fixed Income	152
Boston Properties LP	Fixed Income	122
Camden Property Trust	Fixed Income	130
Erp Operating LP	Fixed Income	101
Kilroy Realty LP	Fixed Income	143
Simon Property Group LP	Fixed Income	27
Simon Property Group LP	Fixed Income	168
Simon Property Group LP	Fixed Income	73
Simon Property Group LP	Fixed Income	311
Ventas Realty LP/Cap Crp	Fixed Income	318
Wea Finance/wt Fin Aust 144a	Fixed Income	291
Altera Corp	Fixed Income	44
Apple Inc	Fixed Income	969
Broadcom Corp	Fixed Income	36
Cisco Systems Inc	Fixed Income	120
Cisco Systems Inc	Fixed Income	181
Equifax Inc	Fixed Income	166
Fiserv Inc	Fixed Income	303
Fiserv Inc	Fixed Income	70
Google Inc	Fixed Income	150
IBM Corp	Fixed Income	146
IBM Corp	Fixed Income	237
Microsoft Corp	Fixed Income	185
Bnsf Railway Co 2007-1 P	Fixed Income	18
Burlington North Santa Fe	Fixed Income	28
Continental Airlines Inc	Fixed Income	68
Contl Airlines 2012-1	Fixed Income	119
Delta Air Lines	Fixed Income	55
Delta Air Lines 2011-1	Fixed Income	13
ERAC USA Finance Company 144a	Fixed Income	118
ERAC USA Finance Company 144a	Fixed Income	205
ERAC USA Finance Company 144a	Fixed Income	40
ERAC USA Finance Company 144a	Fixed Income	31
ERAC USA Finance LLC 144a	Fixed Income	20
Norfolk Southern Corp	Fixed Income	141

Union Pacific Corp	Fixed Income	51
United Parcel Service	Government Related	239
KFW	Government Related	301
KFW	Government Related	377
British Columbia	Government Related	528
Hydro Quebec	Government Related	339
Manitoba	Government Related	697
Manitoba (Province Of)	Government Related	141
Ontario	Government Related	222
Ontario	Government Related	184
Quebec Province	Government Related	377
Fannie Mae	Government Related	258
Fannie Mae	Government Related	1,047
Fannie Mae	Government Related	422
Fannie Mae	Government Related	247
Fannie Mae	Government Related	634
Fannie Mae	Government Related	292
Fannie Mae	Government Related	733
Fannie Mae	Government Related	335
Fannie Mae	Government Related	2,617
FNMA	Government Related	706
Freddie Mac	Government Related	489
Freddie Mac	Government Related	188
Freddie Mac	Government Related	718
Freddie Mac	Government Related	704
Freddie Mac	Government Related	850
Freddie Mac	Government Related	639
Freddie Mac	Government Related	448
Freddie Mac	Government Related	703
Freddie Mac	Government Related	404
Freddie Mac	Government Related	470
Freddie Mac	Government Related	413
Freddie Mac	Government Related	457
Petrobras Global Finance	Government Related	215
Canada	Government Related	112
Canada	Government Related	135
Asian Development Bank	Government Related	94
Asian Development Bank	Government Related	227
Intl Finance Corp	Government Related	91
Intl Finance Corp	Government Related	94
CNH 2010-B A4	Government Related	50
CNH 2010-C A4	Government Related	84
CNH 2011-B A3	Government Related	16
CNH 2011-B A4	Government Related	555
CNH 2012-A A3	Government Related	360
CNH 2012-A A4	Government Related	193
CNH 2012-C A3	Government Related	60
CNH 2013-A A4	Government Related	79
CNH 2013-B A4	Government Related	484
GEDFT 2011-1 A	Government Related	120
GEDFT 2013-1 A	Government Related	225
GEEMT 2013-1 A3	Government Related	165
GEET 2012-1 A3	Government Related	94
JDOT 2012-A A4	Government Related	146

JDOT 2013-A A3	Government Related	355
JDOT 2013-B A4	Government Related	874
MMAF 2009-AA A4 144A	Government Related	139
FHLMC 15YR GOLD	Government Related	22
FHLMC 15YR GOLD	Government Related	40
FHLMC 15YR GOLD	Government Related	46
FHLMC 15YR GOLD	Government Related	20
FHLMC GOLD	Government Related	99
FHLMC GOLD	Government Related	42
FHLMC GOLD	Government Related	222
FHLMC GOLD	Government Related	113
FHLMC GOLD	Government Related	54
FHLMC GOLD	Government Related	57
FNMA 15YR	Government Related	51
FNMA 15YR	Government Related	103
FNMA 15YR	Government Related	56
FNMA 15YR	Government Related	34
FNMA 15YR	Government Related	36
FNMA 15YR	Government Related	53
FNMA 15YR	Government Related	27
FNMA 15YR	Government Related	176
FNMA 15YR	Government Related	33
FNMA 15YR	Government Related	63
FNMA 15YR	Government Related	190
FNMA 15YR	Government Related	131
FNMA 15YR	Government Related	112
FNMA 15YR	Government Related	55
FNMA 15YR	Government Related	38
FNMA 15YR	Government Related	54
FNMA 15YR	Government Related	40
FNMA 15YR	Government Related	36
FNMA 15YR	Government Related	24
FNMA 15YR	Government Related	20
FNMA 15YR	Government Related	104
FNMA 15YR	Government Related	53
FNMA 15YR	Government Related	30
FNMA 15YR	Government Related	45
FNMA 15YR	Government Related	61
FNMA 15YR	Government Related	23
FNMA 15YR	Government Related	99
FNMA 15YR	Government Related	47
FNMA 15YR	Government Related	66
FNMA 15YR	Government Related	282
FNMA 15YR	Government Related	35
FNMA 15YR	Government Related	123
FNMA 15YR	Government Related	27
FNMA 15YR	Government Related	66
FNMA 15YR	Government Related	65
FNMA 30 YR	Government Related	36
FNMA 30 YR	Government Related	111
FNMA 30 YR	Government Related	68
FNMA 30 YR	Government Related	412
FNMA 30 YR	Government Related	86
FNMA 30 YR	Government Related	164

FNMA 30 YR	Government Related	31
FNMA 30 YR	Government Related	57
FNMA 30 YR	Government Related	82
FNMA 30 YR	Government Related	26
FNMA 30 YR	Government Related	183
FNMA 30 YR	Government Related	22
FNMA 30 YR	Government Related	32
FNMA 30 YR	Government Related	304
FNMA 30 YR	Government Related	60
FNMA 30 YR	Government Related	37
FNMA 30 YR	Government Related	455
FNMA 30 YR	Government Related	119
FNMA 30 YR	Government Related	48
FNMA 30 YR	Government Related	26
FNMA 30 YR	Government Related	569
FNMA 30 YR	Government Related	282
FNMA 30 YR	Government Related	86
FNMA 30 YR	Government Related	33
FNMA 30 YR	Government Related	23
FNMA 30 YR	Government Related	273
FNMA 30 YR	Government Related	75
FNMA 30 YR	Government Related	238
FNMA 30 YR	Government Related	181
FNMA 30 YR	Government Related	30
FNMA 30 YR	Government Related	154
FNMA 30 YR	Government Related	37
FNMA MEGA	Government Related	50
GNMA II 15 YR	Government Related	89
GNMA II 15 YR	Government Related	44
GNMA ll 30 YR	Government Related	413
FHLMC ARM	Government Related	94
FHLMC ARM	Government Related	49
FHLMC ARM	Government Related	42
FHLMC ARM	Government Related	28
FHLMC ARM	Government Related	36
FNMA ARM	Government Related	29
FNMA ARM	Government Related	52
FNMA ARM	Government Related	23
FNMA ARM	Government Related	10
AFIN 2013-1 A3	Government Related	75
AFIN 2013-1 A4	Government Related	739
AFIN 2013-2 A3	Government Related	367
ALLYA 2012-1 A4	Government Related	71
ALLYL 2012-SN1 A3	Government Related	470
ALLYL 2013-SN1 A4	Government Related	345
AMCAR 2011-5 A3	Government Related	304
AMCAR 2012-1 A3	Government Related	20
AMCAR 2012-2 A3	Government Related	105
AMCAR 2012-3 A3	Government Related	196
AMCAR 2012-5 A3	Government Related	20
AMCAR 2013-2 A3	Government Related	893
AMCAR 2013-3 A3	Government Related	440
AMCAR 2013-4 A3	Government Related	120
AMOT 2012-5 A	Government Related	129

BAAT 2012-1 A4	Government Related	156
BMWLT 2012-1 A4	Government Related	200
BMWLT 2013-1 A3	Government Related	45
BMWOT 2011-A A3	Government Related	32
BMWOT 2011-A A4	Government Related	136
CARMX 2010-2 A4	Government Related	119
CARMX 2011-2 A3	Government Related	52
CARMX 2011-2 A4	Government Related	187
CARMX 2012-1 A3	Government Related	107
CARMX 2012-1 A4	Government Related	61
CARMX 2012-2 A3	Government Related	171
CARMX 2012-3 A3	Government Related	30
CARMX 2012-3 A4	Government Related	523
CARMX 2013-1 A3	Government Related	35
CARMX 2013-2 A3	Government Related	815
FORDF 2010-3 A1 144A	Government Related	162
FORDF 2012-4 A1	Government Related	426
FORDF 2013-3 A1	Government Related	577
FORDL 2012-A A3	Government Related	63
FORDL 2012-A A4	Government Related	521
FORDL 2012-B A4	Government Related	120
FORDL 2013-A A4	Government Related	65
FORDL 2013-B A3	Government Related	100
FORDO 2010-B A4	Government Related	48
HAROT 2011-2 A4	Government Related	55
HAROT 2011-3 A4	Government Related	196
HAROT 2012-1 A3	Government Related	109
HAROT 2013-2 A4	Government Related	289
HAROT 2013-3 A4	Government Related	422
HART 2011-B A4	Government Related	30
HART 2012-A A3	Government Related	61
HART 2012-C A4	Government Related	50
HART 2013-A A4	Government Related	129
HART 2013-B A4	Government Related	649
HART 2013-C A3	Government Related	357
HUNT 2012-1 A4	Government Related	237
MBALT 2012-A A3	Government Related	135
MBALT 2012-A A4	Government Related	235
MBALT 2013-A A4	Government Related	175
MBART 2011-1 A4	Government Related	100
NALT 2011-B A3	Government Related	10
NALT 2012-A A3	Government Related	162
NALT 2012-A A4	Government Related	271
NAROT 2012-A A3	Government Related	82
NAROT 2012-B A3	Government Related	65
NAROT 2013-A A4	Government Related	532
NAROT 2013-B A3	Government Related	271
NAROT 2013-C A3	Government Related	274
NMOTR 2012-A A	Government Related	336
TAOT 2011-B A4	Government Related	45
TAOT 2012-A A3	Government Related	27
TAOT 2012-A A4	Government Related	141
TAOT 2013-A A4	Government Related	99
TAOT 2013-B A4	Government Related	748

VALET 2012-1 A3	Government Related	84
VALET 2013-1 A3	Government Related	45
VWALT 2012-A A3	Government Related	134
VWALT 2013-A A3	Government Related	491
WOART 2012-A A3	Government Related	60
WOART 2012-A A4	Government Related	125
WOART 2013-A A4	Government Related	415
WOLS 2012-A A3	Government Related	55
WOLS 2012-A A4	Government Related	60
BACM06-1 A4	Government Related	140
BACM 2006-2 A4	Government Related	49
BACM 2006-4 A4	Government Related	114
BSCMS 2004-T14 A4	Government Related	41
BSCMS 2005-PWR7 A3	Government Related	510
BSCMS 2005-PWR8 A4	Government Related	354
BSCMS 2006 PW12 A4	Government Related	335
BSCMS 2006-PW14 A4	Government Related	99
BSCMS 2007-T28 AAB	Government Related	53
CGCMT 2004-C1 A4	Government Related	19
COMM 2004-LB3A A5	Government Related	103
COMM 2006-C8 A4	Government Related	268
COMM 2012-CR3 A3	Government Related	89
CSMC 2006-C1 A4	Government Related	65
CSMC 2006 C4 A3	Government Related	159
DBUBS 2011-LC3A A2	Government Related	111
FHMS 5502 A2	Government Related	276
GECMC 2005-C1 A5	Government Related	62
GNR 2004-77 AB	Government Related	15
GSMS 2007 GG10 A3	Government Related	30
GSMS 2012-GC6 A2	Government Related	93
GSMS 2013-GC13 A1	Government Related	258
JPMBB 2013-C14 A1	Government Related	407
JPMCC06-CB15 A4	Government Related	112
JPMCC 2004-CBX A6	Government Related	26
JPMCC 2004-PNC1 A4	Government Related	56
JPMCC 2005 LDP5 A4	Government Related	230
JPMCC 2006-CB14 A4	Government Related	171
JPMCC 2006-LDP7 A4	Government Related	203
JPMCC 2007-CB20 A4	Government Related	265
JPMCC 2007-LD12 A4	Government Related	140
JPMCC 2012-C8 A3	Government Related	85
JPMCC 2013-C13 A1	Government Related	104
LBUBS 2005-C5 A4	Government Related	224
LBUBS 2006-C1 A4	Government Related	418
LBUBS 2006-C6 A4	Government Related	257
MLCFC 2006-2 A4	Government Related	99
MLMT 2008-C1 A4	Government Related	152
MSBAM 2013-C11 A1	Government Related	568
MSC 2005-IQ9 A5	Government Related	211
MSC 2006-HQ9 A4	Government Related	101
MSC 2007-T27 A4	Government Related	248
WBCMT 2004-C14 A4	Government Related	107
WBCMT 2005-C20 A7	Government Related	209
WFRBS 2013-C16 A1	Government Related	130

WFRBS 2013-C17 A1	Government Related	168
FHR 3913 FA	Government Related	56
FHR 4077 MF	Government Related	139
FNR 2006-4 PB	Government Related	44
FNR 2012-79 FM	Government Related	116
GNR 2004-47 QV	Government Related	61
GNR 2012-84 FH	Government Related	98
AMXCA 2009-2 A	Government Related	136
AMXCA 2011-1 A	Government Related	145
BACCT 2007 A1 A1	Government Related	420
CCCIT 2004-A8 A8	Government Related	104
CCCIT 2013-A3 A3	Government Related	882
CCCIT 2013-A6 A6	Government Related	879
CHAIT 2013-A8 A8	Government Related	370
DCENT 2011-A1 A1	Government Related	100
DCENT 2012-A3 A	Government Related	216
DROCK 2013-1 A	Government Related	225
GEMNT 2009-4 A	Government Related	417
GEMNT 2010-2 A	Government Related	153
GEMNT 2011-2 A	Government Related	100
GEMNT 2012-2 A	Government Related	143
WFNMT 2010-A A	Government Related	858
TIPS	Government Related	3,629
TIPS	Government Related	171
US Treasury N/B	Government Related	10,397
US Treasury N/B	Government Related	780
US Treasury N/B	Government Related	1,644
US Treasury N/B	Government Related	2,329
US Treasury N/B	Government Related	2,801
US Treasury N/B	Government Related	9,779
US Treasury N/B	Government Related	7,311
Metropolitan Life Insurance Company	Wrap	236
Monumental Life Insurance Company	Wrap	66
State Street Bank & Trust Company	Wrap	89
Costco Wholesale Corporation*	Common stock	2,853,872
Total investments		8,165,772

Notes receivable from participants	Interest rates of 4.25% to 11.50% maturing through December 2028	390,620

Money market fund		1,015
Total		$8,557,407
_________________________
* Indicates a party-in-interest

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 30, 2014	By	/s/ PAT CALLANS
Date		Pat Callans Senior Vice President Costco Wholesale Corporation